LION COPPER AND GOLD CORP. ANNOUNCES PROPOSED SHARES FOR DEBT SETTLEMENT

April 21, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) announces that it has agreed to settle $80,000 of debt with a creditor by issuing 800,000 common shares of the Company at a deemed price of $0.10 per share. The amount of indebtedness represents outstanding amounts owing for services provided to the Company.

The issuance of the common shares in connection with the debt settlement is subject to the approval of the TSX Venture Exchange and will be subject to a four-month hold period.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Project in Montana, USA.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.